SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Exemption No.82-5129

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2004

February 1, 2004 – July 31, 2004

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2004 (Consolidated)
February 1, 2004 – July 31, 2004

Sekisui House, Ltd. **September 2, 2004**

Stock Code:	1928	Listed exchanges:	Tokyo, Osaka, Nagoya
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	September 2, 2004		Associate Officer Hidehiro Yamaguchi
U.S. GAAP Accounting Principles:	Not adopted		

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Consolidated Business Results

	Millions of yen				
	Feb. 1, 2004 – July 31, 2004		Feb. 1, 2003 – July 31, 2003		Feb. 1, 2003 – Jan. 31, 2004
		Change (%)		Change (%)	
Net sales	680,223	3.4	657,921	1.3	1,326,039
Operating income	39,416	(1.3)	39,950	19.6	80,333
Recurring income	39,801	2.3	38,890	21.7	79,062
Net income	20,779	19.1	17,444	9.3	37,761
Net income per share (¥)	¥30.13		¥24.72		¥53.30
Fully diluted net income per share (¥)	-		¥23.05		¥51.39

(1) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2004 (¥48) million yen As of July 31, 2003 (¥16) million As of Jan. 31, 2004 (¥53) million
(2) Average number of outstanding shares (consolidated) during the period:
As of July 31, 2004 689,715,782 shares As of July 31, 2003 705,593,929 shares As of Jan. 31, 2004 700,908,935 shares
(3) Changes to accounting principles: Yes
(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.
(5) As no share options exist in the interim, no figure is recorded for fully diluted net income per share.

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2003 – Jan. 31, 2004
Total assets	1,169,448	1,167,711	1,181,012
Shareholders' equity	673,157	647,475	667,964
Equity ratio (%)	57.6%	55.4%	56.6%
Shareholders' equity per share (¥)	¥982.09	¥930.96	¥959.96

Outstanding shares (consolidated) at the end of July 31, 2004 685,434,098 shares
Outstanding shares (consolidated) at the end of July 31, 2003 695,493,117 shares
Outstanding shares (consolidated) at the end of January 31, 2004 695,408,643 shares

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2003 – Jan. 31, 2004
Net cash provided by operating activities	25,103	39,196	98,460
Net cash used in investing activities	(4,484)	56,100	51,721
Net cash used in financing activities	(48,889)	(108,724)	(115,395)
Cash and cash equivalents at end of period	193,960	174,089	222,275

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	96
Number of non-consolidated subsidiaries accounted for by the equity method	-
Number of affiliates accounted for by the equity method	3

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	-	(Excluded)	1
Companies accounted for by the equity method	(Newly included)	-	(Excluded)	-

2. Consolidated Results Forecast for the Year Ending January 31, 2005

	Millions of yen			
	Net Sales	Recurring income	Net income	Net income per share (¥)
Full year	1,370,000	78,000	26,000	¥37.93

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2005

Millions of yen

Consolidated	Feb.1, 2003 - July 31,2003	Feb.1 2004 - July 31, 2004	YOY (%)	Forecast for year to Jan. 2005	YOY (%)
Net sales	657,921	680,223	103.4	1,370,000	103.3
Gross profit	135,724	137,160	101.1	274,000	101.5
SG&A expenses	95,774	97,743	102.1	196,000	103.3
Operating income	39,950	39,416	98.7	78,000	97.1
Recurring income	38,890	39,801	102.3	78,000	98.7
Extraordinary income (loss)	(1,441)	127	-	(20,372)	-
Net income	17,444	20,779	119.1	26,000	68.9

Millions of yen

Non-consolidated	Feb.1, 2003- July 31,2003	Feb.1 2004 – July 31, 2004	YOY (%)	Forecast for year to Jan. 2005	YOY (%)
Net sales	523,888	539,093	102.9	1,090,000	103.3
Gross profit	112,932	113,691	100.7	229,000	101.4
SG&A expenses	80,773	81,912	101.4	165,000	103.2
Operating income	32,159	31,778	98.8	64,000	97.2
Recurring income	32,101	32,978	102.7	65,000	99.2
Extraordinary income (loss)	(1,374)	158	-	(14,342)	-
Net income	15,556	19,021	122.3	23,500	70.0
Total orders	545,352	563,641	103.4	1,100,000	108.7
Accumulated orders	672,010	632,234	94.1	617,686	101.6

Note: Total orders and Accumulated orders is non-consolidated.

Key management indicators

Consolidated	Year to Jan. 2001	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005 (1H)
Net income per share (¥)	35.03	(125.11)	48.71	53.30	30.13
Shareholders' equity per share (¥)	1,027.71	883.16	911.01	959.96	982.09
Operating profit margin (%)	7.04%	5.72%	5.59%	6.06%	5.79%
ROE (%)	3.44%	(13.21)%	5.43%	5.75%	6.20%
ROA (%) *1	6.90%	5.65%	5.90%	6.79%	6.92%

R & D expenditures (¥millions) *2	7,743	7,553	5,523	5,259	2,794
Investment in plant and equipment (Consolidated)	13,968	16,003	19,302	16,695	10,189
Investment in plant and equipment (Non-consolidated)	8,430	10,545	14,296	9,374	6,833
Depreciation expense (Consolidated) (¥millions)	13,693	13,085	11,882	11,298	5,542
Depreciation expense (Non-consolidated) (¥millions)	11,675	11,186	9,951	9,362	4,539
Housing construction share*3	5.0%	5.2%	5.0%	5.0%	4.8%
Referred order ratio*4	59.3%	62.2%	63.4%	53.8%	51.1%
Average house price (¥1,000)	30,620	30,724	29,605	29,697	29,528
Sekiwa Real Estate participation rate *5	59.9%	69.5%	72.8%	75.4%	77.5%
Occupancy rate of above rate	96.2%	95.7%	95.6%	95.0%	95.2%
Display home locations (end of period)	632	653	602	561	552

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Sekisui House conducts R&D (the amount is non-consolidated)
*3 Sekisui House housing starts divided by total nationwide housing starts (fiscal year, excluding this term (February-July))
*4 Referred buildings divided by total buildings
*5 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Appendix 2: Segment Breakdown

Consolidated (See note page 21)

	Feb.1, 2004 - July 31, 2004			Feb.1, 2003 - July 31, 2003			Forecast for year ending Jan. 2005		
	Net sales Millions of yen	Gross profit ratio	Operating margin	Net sales Millions of yen	Gross profit ratio	Operating margin	Net sales Millions of yen	Gross profit ratio	Operating margin
Built to Order Housing	353,730	25.7%	11.8%	379,691	25.8%	11.9%	720,000	25.7%	11.7%
Real Estate for Sales	133,318	15.5%	4.1%	91,702	14.3%	2.5%	270,000	15.4%	4.2%
Real Estate for Leasing	135,698	10.4%	3.8%	123,938	10.7%	4.1%	270,000	10.4%	3.9%
Other Business	62,530	21.0%	3.1%	65,953	19.8%	2.6%	120,000	20.8%	1.7%
Eliminations & back office	(5,053)	-	-	(3,365)	-	-	(10,000)	-	-
Consolidated	680,223	20.2%	5.8%	657,921	20.6%	6.0%	1,370,000	20.0%	5.7%

Non-consolidated

*Completed projects and real estate operations are itemized separately in the segmental financial statements, but in order to assist comparison non-consolidated results are listed here for reference in the same categories as consolidated segmental results. * GPR: Gross Profit Ratio **OM: Operating Margin Note: Orders are recorded in terms of the number of buildings contracted. For *reference, the number of units is also recorded under net sales.*

Feb.1, 2004 – July 31, 2004	Orders			Sales				GPR*	OM**	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	371,094	65.8	11,824	351,646	65.2	11,163	24,156	24.6	11.4	465,276	73.6	14,341
Steel framed	209,066		7,141	191,504		6,466	6,742	-	-	223,828		7,482
Wood framed	43,774		1,368	37,788		1,190	1,214	-	-	49,456		1,544
Low rise apartments	118,252		3,315	122,354		3,507	16,200	-	-	191,991		5,315
Real estate for sales	130,594	23.2	2,411	127,374	23.6	2,065	2,883	15.7	4.1	91,763	14.5	1,529
Steel framed	54,961		2,108	47,155		1,786	1,848	-	-	34,409		1,327
Wood framed	8,791		303	7,885		260	261	-	-	5,302		202
Condominiums	15,716		-	20,174		19	774	-	-	20,760		-
Land	51,125		-	52,159		-	-	-	-	31,292		-
Real estate for leasing	4,607	0.8	-	4,607	0.9	-	-	1.4	(0.1)	-	-	-
Other Business	57,345	10.2	84	55,464	10.3	52	990	13.1	0.9	75,194	11.9	275
RC contracts	11,247		84	13,187		52	990	-	-	40,988		275
Exteriors	25,418		-	22,310		-	-	-	-	27,474		-
Remodeling	20,679		-	19,965		-	-	-	-	6,732		-
Total	563,641	100.0	14,319	539,093	100.0	13,280	28,029	21.1	5.9	632,234	100.0	16,145

Feb.1, 2003 – July 31, 2003	Orders			Sales				GPR	OM	Accumulated orders		
Built to Order Housing	385,573	70.7	12,436	378,251	72.2	12,312	26,724	24.6	11.4	503,046	74.9	15,710
Steel framed	200,182		6,904	202,111		6,916	7,223	-	-	228,649		7,556
Wood framed	41,979		1,338	40,269		1,298	1,309	-	-	52,450		1,654
Low rise apartments	143,411		4,194	135,869		4,098	18,192	-	-	221,947		6,500
Real estate for sales	92,642	17.0	1,335	82,502	15.7	1,363	2,016	15.0	2.6	84,183	12.5	1,056
Steel framed	32,310		1,159	33,114		1,214	1,266	-	-	23,690		886
Wood framed	5,268		176	4,165		137	137	-	-	4,609		170
Condominiums	17,816		-	10,891		12	613	-	-	26,714		-
Land	37,246		-	34,330		-	-	-	-	29,170		-
Real estate for leasing	4,741	0.9	-	4,741	0.9	-	-	(1.6)	(3.1)	-	-	-
Other Business	62,394	11.4	58	58,393	11.2	59	1,002	12.7	0.8	84,780	12.6	258
RC contracts	20,437		58	16,938		59	1,002	-	-	50,447		258
Exteriors	20,390		-	21,053		-	-	-	-	27,215		-
Remodeling	21,566		-	20,401		-	-	-	-	7,118		-
Total	545,352	100.0	13,829	523,888	100.0	13,734	29,742	21.5	6.1	672,010	100.0	17,024

Forecast for year ending Jan. 2005	Orders			Sales				GPR	OM	Accumulated orders		
Built to Order Housing	724,000	65.8	23,030	714,000	65.5	22,770	49,150	24.6	11.3	455,829	73.8	13,940
Steel framed	405,000		13,800	388,000		13,150	13,650	-	-	223,265		7,457
Wood framed	84,000		2,630	79,000		2,500	2,550	-	-	48,470		1,496
Low rise apartments	235,000		6,600	247,000		7,120	32,950	-	-	184,092		4,987
Real estate for sales	255,000	23.2	4,690	257,000	23.6	4,390	6,150	15.7	4.1	86,544	14.0	1,504
Steel framed	105,000		4,000	99,000		3,750	3,900	-	-	32,603		1,255
Wood framed	20,000		690	18,000		600	600	-	-	6,396		249
Condominiums	35,000		-	38,000		40	1,650	-	-	22,218		-
Land	95,000		-	102,000		-	-	-	-	25,327		-
Real estate for leasing	9,000	0.8	-	9,000	0.8	-	-	1.5	0.0	-	-	-
Other Business	112,000	10.2	150	110,000	10.1	90	2,000	13.0	0.9	75,312	12.2	303
RC contracts	21,000		150	25,000		90	2,000	-	-	38,928		303
Exteriors	48,000		-	45,000		-	-	-	-	29,366		-
Remodeling	43,000		-	40,000		-	-	-	-	9,018		-
Total	1,100,000	100.0	27,870	1,090,000	100.0	27,250	57,300	21.0	5.9	617,686	100.0	15,747

Appendix 3: Summary of Subsidiaries and Affiliates

(Upper) This term
(Lower) Previous term
Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Shareholder's Equity	*1 Interest-bearing debt
Sekisui House	**539,093**	**113,691**	**81,912**	**31,778**	**32,978**	**4,699**	**4,540**	**19,021**	**1,016,843**	**634,521**	**30,002**
	523,888	112,932	80,773	32,159	32,101	49	1,424	15,556	1,018,977	612,606	60,004
Sekiwa Real Estate	**48,024**	**6,590**	**4,395**	**2,195**	**2,232**	**57**	**0**	**1,265**	**40,276**	**13,973**	**-**
	44,310	6,337	4,077	2,260	2,258	-	-	1,225	36,231	12,032	-
Sekiwa Real Estate Tohoku	**8,663**	**882**	**649**	**232**	**237**	**-**	**0**	**135**	**8,604**	**1,561**	**-**
	7,582	952	645	307	310	-	0	168	7,955	1,368	-
*2 Sekiwa Real Estate Chubu	**36,702**	**3,698**	**2,628**	**1,069**	**1,057**	**-**	**-**	**606**	**30,985**	**9,439**	**-**
	35,581	3,216	2,403	813	813	-	-	454	32,575	8,627	-
*2 Sekiwa Real Estate Kansai	**25,328**	**3,537**	**2,613**	**923**	**949**	**-**	**-**	**527**	**35,197**	**20,770**	**-**
	25,863	3,422	2,586	836	855	-	20	428	36,116	20,298	-
Sekiwa Real Estate Chugoku	**7,608**	**1,518**	**1,020**	**498**	**504**	**0**	**1**	**288**	**9,283**	**2,805**	**-**
	6,885	1,454	1,007	447	449	-	1	250	8,309	2,422	-
Sekiwa Real Estate Kyusyu	**8,268**	**979**	**694**	**285**	**281**	**-**	**5**	**154**	**5,072**	**1,345**	**-**
	7,338	1,031	714	316	301	-	-	166	4,670	1,177	-
Sekiwa Real Estate Subtotal	**134,595**	**17,207**	**12,001**	**5,205**	**5,263**	**58**	**7**	**2,977**	**129,420**	**49,896**	**-**
	127,562	16,415	11,433	4,981	4,988	-	22	2,695	125,858	45,926	-
Sekiwa Construction & 74 other companies	**104,681**	**6,158**	**3,877**	**2,280**	**2,387**	**220**	**23**	**1,481**	**55,681**	**23,013**	**-**
	103,369	5,802	3,574	2,227	2,396	37	20	1,388	53,330	21,133	-
Kobe Rokko Island	**441**	**17**	**47**	**(29)**	**(29)**	**-**	**-**	**(29)**	**7,757**	**(16,949)**	***3 9,549**
	562	60	63	(2)	(14)	-	-	(14)	8,709	(16,908)	9,874
Nishinomiya Marina City	**425**	**13**	**0**	**12**	**12**	**-**	**-**	**12**	**845**	**(13,517)**	**-**
	814	23	1	21	21	-	-	21	1,412	(13,534)	-
SGM Operation	**1,258**	**172**	**119**	**53**	**48**	**10**	**-**	**29**	**2,323**	**1,300**	**-**
	1,199	406	311	94	116	-	-	65	2,241	1,247	-
Sekisui House Umeda Operation	**3,939**	**944**	**745**	**198**	**196**	**-**	**5**	**111**	**2,846**	**456**	**-**
	4,116	879	763	115	115	-	1	64	2,479	350	-
Sekiha, Ltd.	**593**	**51**	**44**	**7**	**6**	**-**	**-**	**1**	**1,194**	**571**	**-**
	624	51	41	9	8	-	0	3	1,220	565	-
6 Other Companies	**5,865**	**751**	**539**	**211**	**197**	**14**	**12**	**110**	**6,734**	**2,374**	**-**
	4,605	722	468	253	236	-	0	142	7,623	2,483	-
Gross	**790,894**	**139,006**	**99,288**	**39,718**	**41,061**	**5,002**	**4,588**	**23,717**	**1,223,646**	**681,668**	**39,552**
	766,743	137,292	97,432	39,860	39,971	87	1,469	19,922	1,221,852	653,870	69,879
Eliminations and others	**(110,670)**	**(1,845)**	**(1,544)**	**(301)**	***4 (1,260)**	**(303)**	**(17)**	**(2,937)**	**(54,198)**	**(8,510)**	**-**
	(108,822)	(1,568)	(1,658)	89	(1,081)	(34)	24	(2,478)	(54,141)	(6,395)	-
Consolidated	**680,223**	**137,160**	**97,743**	**39,416**	**39,801**	**4,699**	**4,571**	**20,779**	**1,169,458**	**673,157**	**39,552**
	657,921	135,724	95,774	39,950	38,890	53	1,494	17,444	1,167,711	647,475	69,879
Consolidated/ Non-consolidated	**1.26**	**1.21**	**1.19**	**1.24**	**1.21**	**1.00**	**1.01**	**1.09**	**1.15**	**1.06**	**1.32**
	1.26	1.20	1.19	1.24	1.21	1.08	1.05	1.12	1.15	1.06	1.16

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 *These companies have established subsidiaries, so the amount of this term showed is consolidated.*

*3 Loans from a financing company for funds to purchase lands

*4 48 million yen, loss from investments in subsidiaries and affiliates for by the equity method, is included.

APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb.1, 2004 – July 31, 2004	Feb.1, 2003 – July 31, 2003	Difference (%)
Housing – Total			
Units	**28,029**	**29,742**	**(5.8)**
Buildings	**13,271**	**13,723**	**(3.3)**
Square meters	**2,276,929**	**2,381,823**	**(4.4)**
Millions of yen	**480,960**	**483,174**	**(0.5)**
Detached Houses – Total			
Units	10,065	9,935	1.3
Buildings	9,702	9,565	1.4
Square meters	1,384,757	1,374,582	0.7
Millions of yen	306,644	300,633	2.0
Detached Houses – Steel Framed			
Units	8,590	8,489	1.2
Buildings	8,252	8,130	1.5
Square meters	1,171,690	1,162,173	0.8
Millions of yen	260,970	256,197	1.9
Detached Houses – Wood Framed			
Units	1,475	1,446	2.0
Buildings	1,450	1,435	1.0
Square meters	213,066	212,409	0.3
Millions of yen	45,673	44,436	2.8
Multiple Dwelling Houses – Total			
Units	17,964	19,807	(9.3)
Buildings	3,569	4,158	(14.2)
Square meters	892,172	1,007,241	(11.4)
Millions of yen	154,350	162,140	(4.8)
Multiple Dwelling – Low-rise Apartments			
Units	16,200	18,192	(10.9)
Buildings	3,507	4,098	(14.4)
Square meters	771,132	873,976	(11.8)
Millions of yen	122,354	135,869	(9.9)
Multiple Dwelling – Condominiums			
Units	1,764	1,615	9.2
Buildings	62	60	3.3
Square meters	121,039	133,265	(9.2)
Millions of yen	31,996	26,271	21.8
Remodeling			
Millions of yen	19,965	20,401	(2.1)

Non-Housing			
Buildings	9	11	(18.2)
Square meters	9,078	10,246	(11.4)
Millions of yen	1,365	1,559	(12.4)

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 96 subsidiaries, 3 affiliates and 1 related company. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing
This division of the Company handles contracts and prefabricates steel, wooden, and concrete houses and low-rise apartments. The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sales
This division sells land, detached houses and condominiums.
The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(3) Real Estate for Leasing
This division leases and manages detached houses, low-rise apartments, condominiums, commercial buildings, shops etc.
The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(4) Other Business
This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main affiliated companies of this division are Landtech Sekiwa Chiba, Ltd., Landtech Sekiwa Chubu, Ltd., Greentechno Sekiwa, Ltd., and Greentechno Sekiwa Chubu, Ltd.



Materials supplier
Sekiha, Ltd*
Housing materials supplier
Sekisui Chemical Co., Ltd.***
Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.*
74 other companies
Broking and leasing real estate
SEKISUI DEUTSCHLAND BAU G.m.b.H.*
Real estate-related services
Sky Rail Service Co., Ltd.*
Kobe Rokko Island Cable Vision Co., Ltd.*
Kobe Rokko Island Energy Service Co., Ltd. **
and one other company
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd. *
Sekisui House, Ltd.
Leasing of real estate
Housing construction
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 5 other companies
Sekiwa Kanri, Ltd.* and 3 other companies
Kobe Rokko Island Co., Ltd.*
Nishinomiya Marina City Development Co., Ltd.*
SGM Operation Co., Ltd.* and 2 other companies
Trade of real estate
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Construction of commercial buildings, house remodeling
Housing construction
Leasing of real estate
Leasing of real estate
Loaning out
Payment
Customer
Customer
Customer
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

*	Consolidated subsidiary
**	Related company, accounted for by the equity method
***	Other related company

Major Subsidiaries and Affiliates

Name	Capital (Millions of yen)	Main business	Percentage owned	Serving directors	Transactions
Kobe Rokko Island Co., Ltd.	1,000	Real Estate for Sales	61.8%	Director 1 Executive 2 Employee 1 Transfer 1	Co-development company for Rokko Island City project
Nishinomiya Marina City Development Co., Ltd.	400	Same as above	100.0%	Directors 3 Executives 2 Employee 1	Co-development company for Nishinomiya Marina City project
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Director 1 Executives 2 Transfer 3	Consignment of real estate management and sales of housing-related equipment
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	59.8%	Directors 3 Transfer 11	Management and brokerage of real estate
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	55.1%	Directors 2 Executive 1 Transfer 6	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	42.9%	Directors 3 Transfer 9	Same as above
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	42.8%	Directors 3 Transfer 11	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	42.0%	Directors 2 Transfer 8	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	42.7%	Directors 2 Transfer 8	Same as above
Sekisui House Umeda Operation Co., Ltd.	100	Real Estate for Leasing	100.0%	Directors 2 Employees 2	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 2 Executive 1 Employees 2	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Transfer 6 Employee 1	Exterior and gardening construction
Landtech Sekiwa Chubu, Ltd.	50	Same as above	100.0%	Executive 1 Employees 6	Foundation investigation and surveys
Sekiwa Construction Saitama, Ltd.	40	Built to Order Housing	100.0%	Executive 1 Employees 7 Transfer 3	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. Percentage holdings in Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu are less than 50%, but as these businesses are essentially controlled by Sekisui House they are treated as subsidiaries.
3. Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. issue annual Financial Statements.
   Sekiwa Real Estate, Ltd. is listed on the second section of the Tokyo Stock Exchange. Sekiwa Real Estate Chubu, Ltd. is listed on the second section of the Tokyo Stock Exchange and on the second section of the Nagoya Stock Exchange. Sekiwa Real Estate Kansai, Ltd. is listed on the first section of the Osaka Securities Exchange. Sekiwa Real Estate Chugoku, Ltd. is listed on the second sections of the Tokyo Stock Exchange and of the Osaka Securities Exchange. Sekiwa Real Estate Kyushu, Ltd. is listed on the JASDAQ market.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further, our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction. We must also fulfill our obligations as a corporate citizen, while considering the stability and investment required to ensure continued long term growth and making determined efforts to expand our business.

Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back in order to improve capital efficiency and raise long- term returns to shareholders. With regard to dividend distribution in the future, we have to be aware that our management indicators can be affected by law revisions and economic circumstances that are difficult to predict. As such, while considering our payout ratio we will aim for an appropriate and rational distribution of profits.

Policy on reduction of the share-trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and Return on Net Assets. While increasing profitability, our medium term target is to achieve ROA of 10% by reducing total assets and raising asset turnover.

Medium term business strategy

While pursuing our basic management policies we aim to further strengthen our sales and marketing. Further, while monitoring factors such as market size, profitability, and capital efficiency, we aim to expand related businesses such as remodeling and exteriors, and so grow our income.

Corporate governance and related initiatives

Sekisui House intends to implement a corporate auditor system rather than pursue a committee system. We introduced an executive officer system in April 2002, at which point we halved the number of directors. There are 11 board members, and our aim is to manage the Company with flexible, effective and rapid decision making.

We are working to ensure appropriate overseeing of management. Two of the Company's five auditors are outside auditors.

Strong corporate compliance is a management priority. In addition to establishing a special corporate compliance department, we are taking steps throughout the Company and its subsidiaries to improve procedures, and to strengthen coordination between related departments.

2. Business Results

During the first half of fiscal 2004 the Japanese economy finally showed signs of brightness after an extended period of recession, on the back of improvements in corporate profits. The stock market moved upwards after a prolonged downturn, and some improvement was seen in private capital expenditure and personal consumption.

The housing market was also comparatively firm, with signs of a flattening out of land prices in large cities—beginning with the Tokyo metropolitan area—after a long period of decline, supported by favorable sales of built-for-sale properties to such first time buyers as the children of the baby-boom generation. However, demand from owner-occupiers stayed weak, as middle-aged customers, who account for the majority of secondary acquisitions for rebuilding, remained concerned about high unemployment rate and uncertainty in the future. Some supply adjustments appeared in rental properties in areas other than the metropolitan area, and as a result the overall housing market continues to be mixed.

Our key management goal during this period was to increase sales, so we took steps to improve quality and realign our products with the needs of the market, along with introducing new products. Recognizing the increase in sales as our management goals, we intended to improve the quality of our products while reorganizing our products to meet market's needs and promoting the introduction of new products.
At the same time, we have promoted sales of real estate in response to growth in demand from first time buyers, and made efforts to expand orders. We have also taken steps to add further depth to the consultative sales approach; for instance, we have been developing through the use of experiential exhibition sites and other methods.

Built to Order Housing

In our core build to order housing business, we have put our efforts into improving quality and the thorough implementation of environmentally friendly features. In terms of housing performance, in order to solidify our position in medium- to high-end products, in line with our basic strategy, we have continued to provide housing that is both safe and secure by adopting multi-layered glass that combines crime-prevention and airtight heat insulation qualities as a standardized fixture from June 2004.

In earthquake-proof housing, an area where we have been promoting sales since last year, we achieved orders for more than 100 units during the interim period under review. We also promoted our technology-based earthquake expertise

through initiatives such as seminars and experiential activities for customers in our *'Sumai no Yume Kojo'* experimental exhibition sites.

Consequently, we have been able to make proposals backed up by our earthquake-resistant technological capabilities, including not only earthquake proofing but also basic earthquake resistance.

A number of new products were introduced during the period under review, including a steel-framed house range *'Be Free'* based on the reorganization of our core product range, the *'Centrage'* series. Standardization has been advanced for building materials for this series, and design choices have been broadened by adding modern and traditional Japanese designs. This has enhanced our ability to provide customers with advanced custom made feeling.

We introduced *'M-Chantoa'* to our *'Sha-Wood'* a wood-framed house line, enhancing our product range in answer to broader design needs. As our themed-product line in March we brought to market *'Cuby Cuby,'* an urban, new-sensation compact house with the ultimate in functionality. In May we launched *'Seikatsu wo Asobu ie'*, developed in collaboration with a leading interior shop in Japan. In the rental property area, in July we introduced *'DIAS'*, aiming for improved competitiveness while also answering the diversified needs of our tenants.

Real Estate for Sales

In our real estate for sales business we undertook a number of measures to strengthen our activities in building plots, for which there is vigorous demand from younger clients. We focused on improving the turnover ratio of our real estate for sale, actively purchasing land for sale throughout Japan, and engaged in overall proposals from exteriors to the creation of unique streetscapes with a high value-added quotient. We also made progress in our efforts to create environmentally conscious locales and townships featuring the use of IT and enhanced security, and strengthened sales of such quality housing complexes. We have also focused on the sale of up-market condominiums for long-term residents, mainly in the major cities.

Real Estate for Leasing

In our real estate for leasing business we strengthened our relationship with Sekiwa Real Estate Group, which manage leasing properties and handle block leasing, aiming for expanded orders. Resources were dedicated to strengthening the proposal capacity of our leasing business, including pushing ahead with further establishing and boosting the popularity of our brand, that is the *MAST*, aiming to secure stable tenants and strengthen our approach to potential clients.

Other businesses

As part of our promotion of customer satisfaction (CS) to provide our customers with comfortable residences over the long term, we are putting major efforts into our peripheral businesses involved in exterior and home remodeling as we strive to create an organization that can provide comprehensive and high quality homes.

As a result of active sales efforts, non-consolidated orders in the first half reached ¥563,641 million, an increase of 3.4% compared to the same period of the previous fiscal year. Consolidated net sales were ¥680,223 million, an increase of 3.4% compared to the same period of the previous fiscal year.

In terms of profitability, consolidated operating income declined 1.3% to ¥39,416 million, due to higher sales costs as we looked to strengthen sales capacity. However, consolidated recurring income rose 2.3% to 39,801 million, due to factors such as the improvement in financial revenues because of the reduction in interest-bearingliabilities. Consolidated net income increased significantly, rising 19.1% to 20,779 million, boosted by factors such as gains on the sale of equity holdings.

3. Consolidated cash flow and related indices

Operating cash flow decreased significantly from the previously comparable period. Although profits increased due to higher revenues, lower material purchasing costs and other efforts to reduce expenditure, this was offset by factors such as higher inventories acquired to strengthen the real estate business.

Capital expenditure in the first half period included further development of *'Sumai no Yume Kojo'* we have established at five factories around the country as part of measures to effectively pursue a consulting sales model in an era of increased competition on quality. Measures were also taken to rationalize production and IT-related matters, and to promote labor saving and overall operational efficiency. However, cash flow from investment activities declined significantly, due to the fact that in the previous comparable period a large sum of government bonds, acquired in the previous year to cover the cost of convertible bonds, had matured.

Cash flow from financing activities increased significantly from the previous comparable period. A share buyback of 9,900,000 shares was implemented for a total sum of ¥11,998 million . Besides, we redeemed the No. 10 unsecured notes and repaid long-term debts, but the overall increase reflects the large sum of convertible bonds redeemed in the previous period.

As a result, cash and cash equivalents at the end of the period decreased ¥28,314 million compared to the end of the previous fiscal year, yet cash resources of the business continued to be ample.

	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005 (1H)
Equity ratio (%)	48.0	51.3	56.6	57.6
Equity ratio based on market price (%)*	50.1	48.4	61.2	65.7
Debt service coverage ratio (years)	4.2	3.1	0.7	0.8
Interest coverage ratio (times)**	16.1	20.0	61.8	51.0

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

4. Outlook

Based on the emergence of signs of economic recovery, and the ongoing improvement in housing demand from individuals setting our objective theme as 'Growth' we intend to expand housing sales through introducing high-quality attractive products. We intend to further strengthen our real estate for sales business, at the same time as promoting

more efficient asset management. We also aim for the further cost reduction in order to respond to the expected rise in materials costs, and focus on improvements in performance. Our group strategy is to maximize the synergistic effect of our close tie-ups with Sekiwa Real Estate Group and Sekiwa Construction companies, while also strengthening our peripheral businesses involved in exterior and home remodeling, pursuing constructive management aimed at growth. We will also aggressively promote such causes as disaster prevention and crime prevention, providing safe, secure and comfortable housing, and aim to continue our company-wide focus on improving CS.

As announced today in another release, in the second half of fiscal 2004 we plan to report an extraordinary loss from impairment losses on the disposal of fixed assets, and an extraordinary gain following approval to return the substitutable portion of the pension fund managed on behalf of the government.

As a result, we have revised our forecasts from those issued at the beginning of the fiscal year. We now forecast consolidated net sales of ¥1,370 billion, an increase of 3.3%, consolidated recurring income of ¥78 billion an decrease of 1.3%, and consolidated net income for fiscal 2004 of 26 billion, an decrease of 31.1%.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	Difference	%	As of July 31, 2003
Assets	**1,169,448**	**1,181,012**	**(11,563)**	**(1.0)**	**1,167,711**
Current assets	**678,959**	**690,562**	**(11,603)**	**(1.7)**	**678,974**
Cash and deposits	193,360	222,275			174,089
Notes and accounts receivable	87,750	80,037			91,389
Marketable securities	3,123	2,428			610
Inventories	310,386	288,432			300,708
Deferred income taxes	61,069	74,803			87,471
Other current assets	25,131	24,241			26,359
Allowance for doubtful accounts	(1,862)	(1,656)			(1,653)
Fixed assets	**490,489**	**490,449**	**39**	**0.0**	**488,736**
Tangible fixed assets	**261,098**	**258,493**	**2,605**	**1.0**	**257,634**
Buildings and structures	114,920	115,782			112,412
Machinery and vehicles	11,988	12,333			12,437
Tools and equipment	4,974	4,723			4,680
Land	124,468	124,554			124,138
Construction in progress	4,747	1,099			3,966
Intangible fixed assets	**6,223**	**10,371**	**(4,147)**	**(40.0)**	**10,049**
Investments and other assets	**223,166**	**221,585**	**1,581**	**0.7**	**221,053**
Investments in securities	119,522	113,218			104,762
Long-term loans receivable	44,719	46,804			49,832
Deferred income taxes	24,230	26,604			31,341
Other investments and other assets	36,233	36,603			36,739
Less allowance for doubtful accounts	(1,537)	(1,644)			(1,623)
Total Assets	**1,169,448**	**1,181,012**	**(11,563)**	**(1.0)**	**1,167,711**

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	Difference	%	As of July 31, 2003
Liabilities	**474,332**	**491,662**	**(17,330)**	**(3.5)**	**499,795**
Current liabilities	**334,037**	**316,760**	**17,277**	**5.5**	**322,912**
Notes and accounts payable	154,879	145,704			150,868
Current portion of long-term debt and notes	30,001	30,001			30,001
Accrued income taxes	3,942	3,948			3,822
Advances received	81,951	75,037			87,569
Reserve for bonuses	13,350	18,304			13,200
Reserve for warranty on completed works	1,884	1,243			1,247
Other current liabilities	48,027	42,521			36,202
Long term liabilities	**140,294**	**174,902**	**(34,607)**	**(19.8)**	**176,883**
Bonds	-	30,000			30,000
Long-term debt	9,551	9,674			9,877
Accrued retirement benefits for employees	70,529	72,055			73,234
Accrued retirement benefits for directors, corporate auditors and executive officers	1,336	1,585			1,405
Allowance for exhibition at Japan International Expo	140	105			70
Deposits and guarantees	55,747	58,266			58,048
Consolidated adjustment account	427	374			337
Other long term liabilities	2,562	2,840			3,910
Minority interests	**21,959**	**21,385**	**573**	**2.7**	**20,440**
Shareholders' Equity	**673,157**	**667,964**	**5,193**	**0.8**	**647,475**
Paid-in capital	186,554	186,554			186,554
Additional paid-in capital	237,523	237,523			237,522
Retained earnings	263,062	248,960			234,903
Net unrealized holding gain (loss) on securities	10,861	7,640			1,090
Translation adjustment	(143)	(98)			(70)
Less treasury stock, at cost	(24,701)	(12,616)			(12,525)
Liabilities, Minority Interests, and Shareholders' Equity	**1,169,448**	**1,181,012**	**(11,563)**	**(1.0)**	**1,167,711**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2004 - July 31, 2004		Feb. 1, 2003 - July 31, 2003		Difference		Feb. 1, 2003 - Jan.31, 2004	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)
Net sales	**680,223**	**100.0**	**657,921**	**100.0**	**22,302**	**3.4**	**1,326,039**	**100.0**
Cost of sales	543,063	79.8	522,196	79.4	20,866	4.0	1,055,989	79.6
Gross profit	137,160	20.2	135,724	20.6	1,435	1.1	270,050	20.4
Selling, general and administrative expenses	97,743	14.4	95,774	14.6	1,969	2.1	189,716	14.3
Operating income	39,416	5.8	39,950	6.0	(533)	(1.3)	80,333	6.1
Non-operating income	**2,508**	**0.4**	**2,518**	**0.4**	**(9)**	**(0.4)**	**4,752**	**0.4**
Interest and dividend income	1,221		1,386				2,453	
Miscellaneous income	1,286		1,131				2,298	
Non-operating loss	**2,124**	**0.3**	**3,578**	**0.5**	**(1,454)**	**(40.6)**	**6,023**	**0.5**
Interest and discount paid	315		1,103				1,648	
Equity in loss of affiliates	48		16				53	
Miscellaneous expenses	1,759		2,457				4,322	
Recurring income	**39,801**	**5.9**	**38,890**	**5.9**	**911**	**2.3**	**79,062**	**6.0**
Extraordinary income	**4,699**	**0.7**	**53**	**0.0**	**4,646**	**-**	494	0.0
Proceeds from sales of investments in securities	4,699		49				491	
Other	-		3				3	
Extraordinary loss	**4,571**	**0.7**	**1,494**	**0.2**	**3,076**	**205.9**	**4,584**	**0.3**
Loss from sale or disposal of fixed assets	4,571		398				1,150	
Loss on evaluation of securities	-		1,096				14	
Loss on evaluation of land held for sale	-		-				2,988	
Other	-		-				430	
Income before income taxes, minority interests and equity in earnings	**39,929**	**5.9**	**37,448**	**5.7**	**2,480**	**6.6**	**74,972**	**5.7**
Current income taxes	3,712	0.5	3,591	0.5	121	3.4	6,709	0.5
Deferred income taxes	13,924	2.1	15,197	2.3	(1,272)	(8.4)	28,121	2.1
Minority interests in earnings of subsidiaries	1,512	0.2	1,215	0.2	297	24.4	2,380	0.2
Net Income	**20,779**	**3.1**	**17,444**	**2.7**	**3,335**	**19.1**	**37,761**	**2.9**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen

	Feb. 1, 2004 - July 31, 2004		Feb. 1, 2003 - July 31, 2003		Feb. 1, 2003 - Jan. 31, 2004	
Capital surplus						
1.Capital surplus at beginning of period		237,523		237,522		237,522
2.Increase in capital surplus						
Gain on sale of treasury stock	0	0	0	0	0	0
3.Capital surplus at end of period		**237,523**		**237,522**		**237,523**
Retained earnings						
1.Retained earnings at beginning of period		248,960		224,229		224,229
2.Increase in retained earnings						
Net income	20,779	20,779	17,444	17,444	37,761	37,761
3.Decrease in retained earnings						
Cash dividends paid	6,258		6,378		12,638	
Bonuses to directors, executive officers and corporate auditors	419	6,677	392	6,771	392	13,030
4.Retained earnings at end of period		**263,062**		**234,903**		**248,960**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen		
	Feb. 1, 2004–July 31, 2004	Feb. 1, 2003–July 31, 2003	Feb. 1, 2003 – Jan. 31, 2004
Cash Flows From Operating Activities			
Income before income taxes and minority interests	39,929	37,448	74,972
Depreciation and amortization	5,542	5,431	11,298
Provision for retirement benefits	(190)	(142)	(1,321)
Interest and dividend income	(1,221)	(1,386)	(2,453)
Interest expense	315	1,103	1,648
Equity in earnings of affiliates	48	16	53
Loss on revaluation of real estate held for sale	-	-	2,988
Loss on revaluation of securities	-	1,096	14
Decrease in notes and accounts receivable	(7,713)	3,791	15,143
(Increase) decrease in inventories and advance payments	(21,691)	(7,498)	1,270
Decrease in notes and accounts payable	10,152	(465)	(7,261)
Increase (decrease) in advances received	6,914	3,908	(8,622)
Other	(4,146)	(483)	16,712
Subtotal	**27,942**	**42,820**	**104,442**
Interest and dividends received	1,372	2,042	3,276
Interest paid	(492)	(994)	(1,593)
Income taxes paid	(3,718)	(4,672)	(7,664)
Net Cash Provided by Operating Activities	**25,103**	**39,196**	**98,460**
Cash Flows From Investing Activities			
Purchases of short-term investments	(195)	(499)	(529)
Proceeds from sales of short-term investments	500	51,053	50,670
Purchases of property, plant and equipment	(11,280)	(7,805)	(14,175)
Proceeds from sales of property, plant and equipment	1,021	54	237
Purchases of investments in securities	(7,014)	(993)	(1,201)
Proceeds from sales of investments in securities	10,606	1,067	3,781
Payment of advances	(961)	(474)	(3,310)
Income from collected loan	3,049	4,967	10,428
Income from maturation of group insurance policies	-	10,000	10,000
Other	(211)	(1,268)	(4,180)
Net Cash Used in Investing Activities	**(4,484)**	**56,100**	**51,721**
Cash Flows From Financing Activities			
Repayment of long-term debt	(20,123)	(122)	(325)
Repayment of bonds	(10,000)	(89,999)	(89,999)
Cash dividends paid	(6,258)	(6,378)	(12,638)
Cash dividend paid for minority interests	(422)	(385)	(503)
Purchases of treasury stock	(12,090)	(12,011)	(12,102)
Other	6	172	174
Net Cash Used in Financing Activities	**(48,889)**	**(108,724)**	**(115,395)**
Effect of exchange rate changes on cash and cash equivalents	**(44)**	**135**	**107**
Net decrease in cash and cash equivalents	**(28,314)**	**(13,291)**	**34,894**
Cash and cash equivalents at beginning of the year	**222,275**	**187,381**	**187,381**
Cash and cash equivalents at end of period	**193,960**	**174,089**	**222,275**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 96, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.

Changes in scope of consolidation

Decreased: Sekiwa Data Service, Ltd.

All 96 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

Three companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., and The Mortgage Corp.of Japan, Ltd.

Investment in three related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The interim of fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts. The interim of year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H. is June 30 and the Company uses these statements, adjusted as required for significant transactions up till July 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(1) Basis and method of valuation of securities

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale:

At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries).

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(Change of accounting method)

Previously, guarantee reserves to cover post-completion losses and guarantee expenses were calculated for the interim period as 1/1000th of housing business sales in the preceding 12 months for which guarantees applied, and 1/1000th of the buildings portion of real estate sales. From the current fiscal year onwards, however, such reserves are being calculated on the basis of actual historical costs. This change is because, as the Company has strived to increase customer satisfaction with repair and inspection information, it has become possible to efficiently estimate repair service expenses, and in turn to record provisions in this manner for greater clarity in the financial statements.

Consequently, 'Gross profit', 'Operating income', 'Recurring income' and 'Income before tax' has decreased by 918 million yen respectively.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated interim of fiscal year based on the estimated P.B.O.and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of Return of Portion of Employee Pension Fund

Sekisui House, Ltd. details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries. The company received approval of the waiver from the Minister Of Health, Labor and Welfare on April 28 2003 and following the implementation of the Defined Corporate Pension Act.

The monetary equivalent of the proxy of the employee's public pension fund recorded at the end of the current interim period would be 44,730 million yen, if calculated along Accounting Treatment of Retirement Allowance Guidelines (as outlined by the JICPA committee Report, #13, 44-2). Assuming the entire amount had been returned at the end of the current interim period, an estimated profit of 41,759 million yen would have resulted.

(e) Accrued retirement benefits for directors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(f) Allowance for exhibition at Japan International Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated interim of fiscal year.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

(i) The Company hedges bonds that fund operations using interest rate swaps.

(ii) The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(d) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated interim of fiscal year in which they arise.

5. Scope of amounts in consolidated interim statements of cash flows

The funds (cash and cash equivalents) in the consolidated interim statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than three months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Note]

1.Note to Consolidated Balance Sheets

	Millions of yen		
	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Accumulated depreciation of fixed assets	152,181	149,262	146,446
Collateralized assets	27,227	28,047	28,066
Liabilities guaranteed	77,208	59,575	66,245
Treasury stock	23,950,980 shares	13,976,435 shares	13,891,961 shares
Shareholdings in related companies included in investment securities	455	605	642
Interest bearing liabilities	39,552	69,675	69,879

2.Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

	Millions of yen		
	Feb.1, 2004 - July 31, 2004	Feb.1, 2003 - July 31, 2003	Feb.1, 2003 – Jan. 31, 2004
Cash and deposits	193,360	174,089	222,275
Fixed term deposits exceeding three months	(900)	(500)	(500)
Short - term investments with redemption period of 3 months or less (marketable securities account)	1,499	499	499
Cash and cash equivalents	**193,960**	**174,089**	**222,275**

3. Segmental information

Current interim period (Feb. 1, 2004 – July 31, 2004) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	353,415	133,318	134,953	58,536	680,223	-	680,223
Inter-segment sales and transfers	315	-	745	3,993	5,053	(5,053)	-
Total	353,730	133,318	135,698	62,530	685,277	(5,053)	680,223
Operating expenses	311,961	127,798	130,536	60,592	630,889	9,917	640,806
Operating income	41,768	5,519	5,162	1,937	54,388	(14,971)	39,416

Previous interim period (Feb. 1, 2003 – July 31, 2003) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	378,888	91,702	123,052	64,277	657,921	-	657,921
Inter-segment sales and transfers	803	-	886	1,676	3,365	(3,365)	-
Total	379,691	91,702	123,938	65,953	661,287	(3,365)	657,921
Operating expenses	334,327	89,393	118,886	64,265	606,872	11,098	617,970
Operating income	45,364	2,309	5,052	1,687	54,414	(14,464)	39,950

Previous fiscal year (Feb. 1, 2003 – Jan. 31, 2004) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	743,219	202,531	248,964	131,323	1,326,039	-	1,326,039
Inter-segment sales and transfers	1,380	-	1,668	2,876	5,925	(5,925)	-
Total	744,599	202,531	250,633	134,199	1,331,964	(5,925)	1,326,039
Operating expenses	652,994	196,299	241,759	131,550	1,222,603	23,102	1,245,705
Operating income	91,605	6,232	8,873	2,649	109,360	(29,027)	80,333

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing: Designing, constructing, and contracting for sale housing using the Company's prefabricated materials

Real Estate for Sales: Selling houses and real estate and designing and constructing housing on estate land

Real Estate for Leasing: Renting and managing properties

Other Business: Designing, constructing, and contracting for sale condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Current interim period: ¥ 13,454million Previous interim period: ¥12,810 million Previous fiscal year : ¥25,882 million

(2) Geographical segment information

In the six months to July 2003, July 2004 and full year to January 2004, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2003, July 2004 and full year to January 2004, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

4. Lease transactions

Finance leases without transfer of ownership

(1) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Current interim period (Feb. 1, 2004 – July 31, 2004)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	34,905	21,236	13,669
Machinery and transportation equipment	153	58	95
Tools and fixtures	7,620	5,682	1,937
Intangible fixed assets	2,494	1,769	725
Total	**45,174**	**28,746**	**16,427**

Calculated by the cost acquisition equivalent deducted from total interest payments

Previous fiscal year (Feb. 1, 2003 – Jan. 31, 2004)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	35,332	20,861	14,471
Machinery and transportation equipment	178	75	102
Tools and fixtures	7,950	5,950	2,000
Intangible fixed assets	3,189	2,299	889
Total	**46,651**	**29,186**	**17,464**

Calculated by the cost acquisition equivalent deducted from total interest payments

Previous interim period (Feb. 1, 2003 – July 31, 2003)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	35,345	20,078	15,267
Machinery and transportation equipment	129	70	59
Tools and fixtures	8,277	6,106	2,170
Intangible fixed assets	3,145	2,137	1,007
Total	**46,897**	**28,393**	**18,504**

Calculated by the cost acquisition equivalent deducted from total interest payments

(2) Outstanding amounts under lease commitments at end of period

Millions of yen

	Feb.1, 2004 - July 31, 2004	Feb.1, 2003 – Jan. 31, 2004	Feb.1, 2003 - July 31, 2003
Within one year	6,444	6,783	7,182
More than one year	10,757	11,592	12,103
Total	**17,202**	**18,375**	**19,286**

(3) Lease fees, accumulated equivalent depreciation amounts and interest payments

Millions of yen

	Feb.1, 2004 - July 31, 2004	Feb.1, 2003 – Jan. 31, 2004	Feb.1, 2003 - July 31, 2003
Lease fees	3,775	8,374	4,358
Accumulated depreciation equivalent	3,827	7,912	3,911
Interest payments equivalent	170	385	204

(4) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value

(5) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments in each financial year.

(Operating leases)

Millions of yen

Outstanding lease commitments	Feb.1, 2004 - July 31, 2004	Feb.1, 2003 – Jan. 31, 2004	Feb.1, 2003 - July 31, 2003
Within one year	10	9	9
More than one year	23	52	56
Total	34	61	66

5. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

Type	Feb.1, 2004 - July 31, 2004			Feb.1, 2003 – Jan. 31, 2004			Feb.1, 2003 - July 31, 2003		
	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	2,685	2,686	1	2,684	2,687	2	2,176	2,178	2
(2) Corporate bonds	299	300	0	299	300	0	299	298	(1)
Total	2,985	2,987	1	2,984	2,988	3	2,476	2,477	1

2. Other marketable securities

Millions of yen

Type	Feb.1, 2004 - July 31, 2004			Feb.1, 2003 – Jan.31, 2004			Feb.1, 2003 - July 31, 2003		
	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	28,782	47,070	18,287	27,360	39,059	11,698	28,459	28,128	(330)
(2) Bonds									
National and regional government bonds	52,083	52,120	36	52,245	53,455	1,209	52,408	54,560	2,151
Corporate bonds	-	-	-	-	-	-	19	19	0
(3) Others	-	-	-	19	19	0	29	26	(3)
Total	80,866	99,190	18,324	79,625	92,534	12,908	80,916	82,734	1,817

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Feb.1, 2004 - July 31, 2004	Feb.1, 2003 – Jan. 31, 2004	Feb.1, 2003 - July 31, 2003
(1) Bonds held to maturity			
Unlisted bonds	499	-	-
Unlisted foreign government bonds	2,000	2,000	2,000
(2) Other marketable securities			
Unlisted equities (excluding over-the-counter issues)	11,514	11,521	11,520
Preferred securities	5,999	5,999	5,999

6. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Interest rate related

Millions of yen

	Current interim period			Previous fiscal year			Previous interim period		
	Feb.1, 2004 – July 31, 2004			Feb.1, 2003 – Jan. 31, 2004			Feb.1, 2003 – July 31, 2003		
Transaction type	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)
Swaps	15,000	181	181	30,000	229	229	30,000	184	184
Total	15,000	181	181	30,000	229	229	30,000	184	184

Notes

1. Derivatives transactions for which hedge accounting is applied are excluded.
2. The market values of interest rate swaps are calculated based on prices disclosed by financial institutions.

7. Consolidated per share information

(yen)

Current interim period (Feb. 1, 2004 - July 31, 2004)	Previous interim period (Feb. 1, 2003 - July 31, 2003)	Previous fiscal year (Feb. 1, 2003 - Jan. 31, 2004)
Shareholder's equity per share 982.09	Shareholder's equity per share 930.96	Shareholder's equity per share 959.96
Net income per share 30.13	Net income per share 24.72	Net income per share 53.30
As no share options exist, no figure is recorded for fully diluted net income per share.	Fully diluted net income per share 23.05	Fully diluted net income per share 51.39

Note: Interim net income per share and interim diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Current interim period Feb. 1, 2004 - July 31, 2004	Previous interim period Feb. 1, 2003 - July 31, 2003	Previous fiscal year Feb. 1, 2003 - Jan. 31, 2004
Net income recorded on statements of income	20,779	17,444	37,761
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	-	-	399
Amount not attributable to ordinary shares	-	-	399
Net income attributable to ordinary shares	20,779	17,444	37,361
Average number of shares outstanding during period [1,000 shares]	689,715	705,593	700,908
Main components of adjustment to net income used in calculating dilution in income per share Interest expenses [after deduction of tax equivalents]	-	306	306
Adjustment to net income per share	-	306	306
Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] Convertible bonds	-	64,651	32,060
Increase in ordinary shares [1,000 shares]	-	64,651	32,060

8.Important factors occurred after the period under review

Following the implementation of the Defined Corporate Pension Act, employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries received the waiver of past obligations in respect of the proxy portion of the Company from the Minister of Health, Labor and Welfare on September 1, 2004.
As a result, the impact on the statement I of income for this fiscal 2004 is expected to be extraordinary income of approximately 40 billion yen.

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2004 (Non-consolidated)
February 1, 2004 – July 31, 2004

Sekisui House, Ltd. September 2, 2004

Stock code: 1928
URL : http://www.sekisuihouse.co.jp
President & Representative Director: Isami Wada
Inquiries: PR Department
Telephone: +816 6440 3111
Associate Officer Hidehiro Yamaguchi

Date of the meeting of the board of directors: September 2, 2004
Date of payment of interim dividend: September 30, 2004
Interim dividend system: Adopted
Stock trading unit adopted: 1,000 shares per unit

1. Business Results
1) Non-consolidated Business Results

*Please note that numbers less than one million yen are rounded down

	Millions of yen					
	Feb. 1, 2004 – July 31, 2004		Feb. 1, 2003 – July 31, 2003		Feb. 1, 2003 – Jan. 31, 2004	
		Change (%)		Change (%)		Change (%)
Net sales	539,093	2.9	523,888	(0.7)	1,055,027	
Operating income	31,778	(1.2)	32,159	23.8	65,868	
Recurring income	32,978	2.7	32,101	27.7	65,554	
Net income	19,021	22.3	15,556	11.8	33,580	
Net income per share (¥)	¥27.58		¥22.05		¥47.69	

(1) Average number of outstanding shares during the period:
As of July 31,2004 689,715,782 shares As of July 31, 2003 705,593,929 shares As of Jan. 31, 2004 700,908,935 shares
(2) Changes to accounting principles: Yes
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Dividends per share

	First-half	Full-year
Feb. 1, 2004 – July 31, 2004	¥9.00	-
Feb. 1, 2003 – July 31, 2003	¥9.00	-
Feb. 1, 2003 – Jan. 31, 2004		¥18.00

3) Non-consolidated financial position

	Millions of yen		
	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2003 – Jan. 31, 2004
Total Assets	1,016,843	1,018,977	1,030,003
Shareholders' Equity	634,521	612,606	630,786
Equity Ratio (%)	62.4%	60.1%	61.2%
Shareholders' Equity Per Share (¥)	¥925.72	¥880.82	¥906.85

1) Outstanding shares at:
End of July 31, 2004 685,434,098 shares End of July 31, 2003 695,493,117 shares End of Jan. 31, 2003 695,408,643 shares
2) Number of treasury stock at:
End of July 31, 2004 23,950,980 shares End of July 31, 2003 13,891,961 shares End of Jan. 31, 2004 13,976,435 shares

2. Non-Consolidated Results Forecast for the Year Ending January 31, 2005

	Millions of yen					
	Net Sales	Recurring income	Net income	Dividend per share		Net income per share
				Second-half	Full-year	
Full year	1,090,000	65,000	23,500	¥9.00	¥18.00	¥34.28

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2003	Difference	%	As of July 31,2003
Assets	1,016,843	1,030,003	(13,159)	(1.3)	1,018,977
Current assets	573,095	583,345	(10,249)	(1.8)	571,662
Cash on hand and deposits with banks	119,105	146,998			100,951
Notes receivable-trade	210	557			215
Accounts receivable-construction	80,130	72,677			81,853
Accounts receivable-real estate	5,020	4,496			7,960
Marketable securities	1,399	1,398			-
Prepaid expenses for construction in progress	42,530	48,500			51,751
Buildings for sale	39,836	37,795			35,636
Land for sale	180,368	169,186			174,994
Land for sale in process	32,649	17,844			19,910
Other inventory	4,252	3,720			3,706
Advance payments	1,068	1,076			1,121
Prepaid expenses	4,357	4,960			5,386
Accounts receivable-other	15,240	13,621			14,791
Deferred income taxes	45,115	58,758			71,366
Other current assets	3,114	2,962			3,281
Allowance for doubtful accounts	(1,302)	(1,207)			(1,266)
Fixed Assets	443,747	446,657	(2,909)	(0.7)	447,315
Tangible fixed assets	212,549	211,689	859	0.4	211,628
Buildings	89,602	91,789			89,374
Structures	4,551	4,680			4,618
Machinery and equipment	10,674	10,952			10,884
Vehicles and delivery equipment	156	151			139
Tools, furniture and fixtures	3,749	3,638			3,609
Land	100,446	99,886			99,595
Constructions in progress	3,367	590			3,404
Intangible fixed assets	3,836	8,203	(4,367)	(53.2)	8,170
Ground lease	1,605	5,883			5,870
Software	1,509	1,599			1,576
Utility rights	28	30			33
Telephone rights	692	690			689
Investments and other assets	227,362	226,764	597	0.3	227,516
Investments in securities	104,096	102,337			95,925
Investment in subsidiaries and partnership	25,610	20,815			18,919
Long-term loans receivable	75,670	78,578			82,537
Long-term prepaid expenses	725	781			782
Deposit and guaranty	12,442	12,650			14,009
Long-term deferred income taxes	30,816	33,190			38,054
Other investments and other assets	5,024	5,428			4,347
Reserve for losses from investments in subsidiaries	(682)	(682)			(682)
Allowance for doubtful accounts	(26,343)	(26,336)			(26,378)
Total Assets	1,016,843	1,030,003	(13,159)	(1.3)	1,018,977

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	Difference	%	As of July 31, 2003
Liabilities	**382,321**	**399,216**	**(16,894)**	**(4.2)**	**406,370**
Current Liabilities	**308,951**	**293,349**	**15,602**	**5.3**	**297,606**
Notes payable-trade	54,385	62,844			57,846
Accounts payable-trade	41,890	33,700			37,111
Accounts payable-construction	53,603	45,542			51,233
Current portion of notes	30,000	10,000			10,000
Current portion of long-term debt	1	20,001			20,001
Accounts payable-other	4,342	4,373			5,086
Accrued expenses	13,596	12,155			9,939
Accrued income taxes	505	665			484
Consumption tax payable	4,603	6,473			4,271
Advances received-construction	59,714	54,361			62,858
Advance received-other	6,739	6,327			6,842
Reserve for bonuses	11,008	15,552			10,898
Reserve for warranty on completed works	1,884	968			969
Other current liabilities	26,677	20,386			20,064
Long term liabilities	**73,369**	**105,866**	**(32,497)**	**(30.7)**	**108,764**
Notes	-	30,000			30,000
Long-term debt	1	2			2
Deposits and guarantees	8,732	9,242			9,642
Accrued retirement benefits for employees	63,357	64,812			66,352
Accrued retirement benefits for directors, corporate auditors and executive officers	615	877			807
Allowance for exhibition at Japan international Expo	140	105			70
Other long term liabilities	523	826			1,888
Shareholders' Equity	**634,521**	**630,786**	**3,734**	**0.6**	**612,606**
Paid-in capital	**186,554**	**186,554**	**-**	**-**	**186,554**
Additional paid-in capital	**237,523**	**237,523**	**0**	**0.0**	**237,522**
Capital reserve	237,522	237,522			237,522
Other capital reserve	1	0			0
Retained earnings	**224,332**	**211,725**	**12,607**	**6.0**	**199,959**
Legal reserve	23,128	23,128			23,128
Reserve for dividends	13,000	13,000			13,000
General reserve	162,300	141,300			141,300
Unappropriated retained earnings	25,903	34,296			22,531
Net unrealized gain on securities	**10,813**	**7,600**	**3,212**	**42.3**	**1,095**
Less treasury stock, at cost	**(24,701)**	**(12,616)**	**(12,085)**	**(95.8)**	**(12,525)**
Total	**1,016,843**	**1,030,003**	**(13,159)**	**(1.3)**	**1,018,977**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2004 – July 31, 2004		Feb. 1, 2003 – July31, 2003		Difference		Feb.1, 2003 – Jan. 31, 2004	
	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Net sales	**539,093**	**100.0**	**523,888**	**100.0**	**15,204**	**2.9**	**1,055,027**	**100.0**
Construction	446,595	82.8	461,786	88.1			916,355	86.9
Real estate	92,497	17.2	62,101	11.9			138,671	13.1
Cost of sales	**425,402**	**78.9**	**410,955**	**78.5**	**14,446**	**3.5**	**829,289**	**78.6**
Construction	343,002	76.8	354,925	76.9			702,880	76.7
Real estate	82,399	89.1	56,030	90.2			126,409	91.2
Gross profit on sales	**113,691**	**21.1**	**112,932**	**21.5**	**758**	**0.7**	**225,737**	**21.4**
Total gross profit from construction	103,593	23.2	106,860	23.1			213,475	23.3
Total gross profit from sales of real estate	10,097	10.9	6,071	9.8			12,262	8.8
Selling, general and administrative expenses	81,912	15.2	80,773	15.4	1,138	1.4	159,869	15.2
Operating income	31,778	5.9	32,159	6.1	(380)	(1.2)	65,868	6.2
Non-operating income	**3,148**	**0.6**	**3,371**	**0.6**	**(223)**	**(6.6)**	**5,389**	**0.5**
Interest received	2,445		2,602				3,791	
Other income	703		768				1,597	
Non-operating loss	**1,948**	**0.4**	**3,428**	**0.6**	**(1,479)**	**(43.1)**	**5,702**	**0.5**
Interest and discounts paid	46		168				316	
Interest on bonds	269		934				1,330	
Other expenses	1,633		2,325				4,055	
Recurring income	**32,978**	**6.1**	**32,101**	**6.1**	**876**	**2.7**	**65,554**	**6.2**
Extraordinary income	**4,699**	**0.9**	**49**	**0.0**	**4,649**	-	**491**	**0.0**
Gain on sales of investment securities	4,699		49				**491**	
Extraordinary loss	**4,540**	**0.8**	**1,424**	**0.2**	**3,116**	**218.8**	**4,054**	**0.3**
Loss from sales or disposal of fixed assets	4,540		353				1,051	
Loss from devaluation of investment securities	-		1,070				14	
Loss on revaluation of real land held for sale	-		-				2,988	
Income before taxes	**33,136**	**6.2**	**30,727**	**5.9**	**2,409**	**7.8**	**61,991**	**5.9**
Current income taxes	275	0.1	253	0.0	22	8.7	434	0.0
Deferred income taxes	13,840	2.6	14,918	2.9	(1,078)	(7.2)	27,977	2.7
Net income	**19,021**	**3.5**	**15,556**	**3.0**	**3,465**	**22.3**	**33,580**	**3.2**
Retained earning brought forward from the preceding business term	6,881		6,975				6,975	
Interim dividends	-		-				6,259	
Unappropriated retained earnings	**25,903**		**22,531**				**34,296**	

Significant Non-Consolidated Accounting Policies

1. Basis and method of valuation of marketable securities:

(1) Marketable securities

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method.

2. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

3. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed projects:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(Change of accounting method)

Previously, guarantee reserves to cover post-completion losses and guarantee expenses were calculated for the interim period as 1/1000th of housing business sales in the preceding 12 months for which guarantees applied, and 1/1000th of the buildings portion of real estate sales. From the current fiscal year onwards, however, such reserves are being calculated on the basis of actual historical costs. This change is because, as the Company has strived to increase customer satisfaction with repair and inspection information, it has become possible to efficiently estimate repair service expenses, and in turn to record provisions in this manner for greater clarity in the financial statements.

Consequently, 'Gross profit', 'Operating income', 'Recurring income' and 'Income before tax' has decreased by 918 million yen respectively.

(v) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated interim fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of Return of Portion of Employee Pension Fund

Sekisui House, Ltd. details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries. The company received approval of the waiver from the Minister Of Health, Labor and Welfare on April 28 2003 and following the implementation of the Defined Corporate Pension Act.

The monetary equivalent of the proxy of the employee's public pension fund recorded at the end of the current interim period would be 40,637 million yen, if calculated along Accounting Treatment of Retirement Allowance Guidelines (as outlined by the JICPA committee Report, #13, 44-2). Assuming the entire amount had been returned at the end of the current interim of fiscal year, an estimated profit of 37,997 million yen would have resulted.

(vi) Allowance for accrued retirement benefits for directors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(vii) Allowance for exhibition at Japan international Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated interim of fiscal year.

4. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

5. Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets

- The Company hedges bonds that fund operations using interest rate swaps.
- The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(iv) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

7. Accounting for consumption taxes:

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated interim of fiscal year in which they arise.

Notes to Balance Sheet and Income Statement (Non-consolidated)

1. Notes to non-consolidated balance sheet

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Accumulated depreciation of fixed assets	136,751	133,981	131,189
Collateralized assets	27,036	27,855	27,874
Liabilities guaranteed	75,561	57,897	64,051
Interest bearing liabilities	30,002	60,003	60,004
Treasury stock	23,950,980 shares	13,976,435 shares	13,891,961shares

2. Notes to non-consolidated income statement

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Depreciation	4,539	9,362	4,497

3. Leasing transactions

Finance leases without transfer of ownership

(i) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Millions of yen

As of July 31, 2004	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	34,897	21,236	13,661
Vehicles & transport equipment	55	20	35
Machinery & equipment	6,965	5,362	1,603
Software	1,532	1,136	395
Total	**43,450**	**27,755**	**15,695**

Millions of yen

As of Jan. 31, 2004	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	35,327	20,857	14,469
Vehicles& transport equipment	55	14	40
Machinery & equipment	7,127	5,476	1,651
Software	1,957	1,479	478
Total	**44,468**	**27,827**	**16,640**

Millions of yen

As of July 31, 2003	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	35,339	20,074	15,265
Vehicles& transport equipment	35	9	26
Machinery & equipment	7,477	5,645	1,831
Software	2,056	1,459	597
Total	**44,909**	**27,189**	**17,720**

Calculated by the acquisition cost equivalent deducted from total interest payments.

(ii) Outstanding amounts under lease commitments at the end of period

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Within one year	6,119	6,449	6,882
More than one year	10,326	11,075	11,583
Total	**16,445**	**17,525**	**18,465**

(iii) Lease payments, depreciation equivalents and interest payment equivalents

Millions of yen

	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Lease fees	3,577	7,960	4,167
Depreciation equivalent	3,637	7,523	3,730
Interest payments equivalent	160	365	195

(iv) Accounting treatment of depreciation equivalents

Residual amounts are reduced to zero using the straight-line method, using the lease term as the useful life.

(v) Accounting treatment of interest payment equivalents

The difference between the total lease expenses and its acquisition cost is treated as the interest cost equivalent. Allocation of cost to each accounting period is by the interest method.

Operating leases

Millions of yen

Outstanding lease commitments:	As of July 31, 2004	As of Jan. 31, 2004	As of July 31, 2003
Within one year	10	9	9
More than one year	23	52	56
Total	**34**	**61**	**66**

4. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	As of July 31, 2004			As of Jan. 31, 2004			As of July 31, 2003		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Subsidiaries	3,973	26,247	22,274	3,973	20,076	16,102	3,973	16,090	12,117

5. Non-consolidated per share information

(yen)

Current interim period (Feb. 1, 2004 - July 31, 2004)	Previous interim period (Feb. 1, 2003 - July 31, 2003)	Previous fiscal year (Feb. 1, 2003 - Jan. 31, 2004)
Shareholder's equity per share 925.72	Shareholder's equity per share 880.82	Shareholder's equity per share 906.85
Net income per share 27.58	Net income per share 22.05	Net income per share 47.69
As no share options exist, no figure is recorded for fully diluted net income per share.	Fully diluted net income per share 20.59	Fully diluted net income per share 46.02

Note: Interim net income per share and interim diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Current interim period Feb. 1, 2004 - July 31, 2004	Previous interim period Feb. 1, 2003 - July 31, 2003	Previous fiscal year Feb. 1, 2003 - Jan. 31, 2004
Net income recorded on statements of income	19,021	15,556	33,580
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	-	-	156
Amount not attributable to ordinary shares	-	-	156
Net income attributable to ordinary shares	19,021	15,556	33,424
Average number of shares outstanding during period [1,000 shares]	689,715	705,593	700,908
Main components of adjustment to net income used in calculating dilution in income per share Interest expenses [after deduction of tax equivalents]	-	306	306
Adjustment to net income per share	-	306	306
Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] Convertible bonds	-	64,651	32,060
Increase in ordinary shares [1,000 shares]	-	64,651	32,060

6. Important factors occurred after the period under review

Following the implementation of the Defined Corporate Pension Act, Sekisui House and some of its domestic consolidated subsidiaries received the waiver of past obligations in respect of the proxy portion employee pension fund of the Company from the Minister of Health, Labor and Welfare on September 1, 2004.

As a result, the impact on the balance sheets for this operating year is expected to be extraordinary income of approximately 37 billion yen.

SEKISUI HOUSE

News Release

"Early application of accounting for impairment of fixed assets",
"Approval of return of portion of employee pension fund"
and Revisions in forecast for Fiscal 2004

At the board meeting held on September 2, 2004, Sekisui House, Ltd. (the "Company") resolved to implement an early application of impairment accounting for fixed assets in the second half of fiscal 2004.

The Company also announces that the employee pension fund of the Company and some of its domestic subsidiaries has received approval from the Minister of Health, Labor and Welfare on September 1, 2004, for the return of its entrusted operation of the portion of employee pension fund with respect to its past obligations.

As a result, the Company has revised consolidated and non-consolidated forecasts for the fiscal year ending January 31,2005.

1. Early application of accounting for impairment of fixed assets

The Company and its group have been implementing a range of measures with the aim of strengthening its financial structure and improving profitability, and by early adoption of the new asset impairment accounting standards the Company aim to future enhance the soundness of its consolidated financial position.

Accordingly, for the fiscal 2004 the Company plans to record an extraordinary loss for impaired fixed assets of approximately ¥ 60 billion on a consolidated basis and ¥ 51 billion on a non-consolidated basis.

Based on the improved balance sheet resulting from this measure, the Company intends to seek future improvement in asset efficiency and financial performance.

2. Approval of return of portion of employee pension fund

Following the implementation of the Defined Corporate Pension Fund Act, the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries on September 1, 2004 received a waiver from the Minister of Health, Labor and Welfare of past obligations in respect of the proxy portion of the employee pension fund.

Consequently, for the fiscal 2004 the Company plans to record extraordinary income of approximately ¥ 40 billion on a consolidated basis and ¥ 37 billion on a non-consolidated basis.

SEKISUI HOUSE

3. Revisions in Company's forecast

Consolidated and non-consolidated forecasts for the fiscal year ending January 31, 2005 have been revised, impacted by the extraordinary income and extraordinary loss noted above, and also such factors as strong orders in the real estate for sales business leading to higher forecasted net sales. These revised forecasts are included in the financial statements for the six-month period ended July 31, 2004 those were released today.

Revision of forecast of Consolidated financial results for fiscal 2004
(February 1, 2004 to January 31, 2005)

Millions of yen

	Net Sales	Recurring Income	Net Income
Previous Forecast (A)	1,350,000	75,000	38,500
Revised Forecast (B)	1,370,000	78,000	26,000
Change (B – A)	20,000	3,000	(12,500)
Percentage Change (%)	1.5%	4.0%	(32.5%)
Previous Fiscal Year (January, 2004)	1,326,039	79,062	37,761

Revision of forecast of Non-Consolidated financial results for fiscal 2004
(February 1, 2004 to January 31, 2005)

Millions of yen

	Net Sales	Recurring Income	Net Income
Previous Forecast (A)	1,080,000	63,000	35,000
Revised Forecast (B)	1,090,000	65,000	23,500
Change (B – A)	10,000	2,000	(11,500)
Percentage Change (%)	0.9%	3.2%	(32.9%)
Previous Fiscal Year (January, 2004)	1,055,027	65,554	33,580

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel.: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129

SEKISUI HOUSE

News Release

Notice regarding application to Frankfurt Stock Exchange and Euronext Amsterdam for delisting

At a board meeting held on September 2, 2004, Sekisui House, Ltd. (the "Company") resolved to submit applications to Frankfurt stock exchange and Euronext Amsterdam for the delisting of the Company's shares. Related matters in this regard are as follows:

1. Reason for delistings:

The trading volume of shares of our stock (Global Bearer Certificate) on Frankfurt Stock Exchange and common stock of Euronext Amsterdam has been extremely low. The Company believes that these delistings will cause no substantial inconvenience to the Company's shareholders and investors.

2. Stock exchange on which the Company's securities will continue to be listed:

Tokyo, Osaka, Nagoya.

3. Schedule:

After the applications for delisting will be filed with the applicable exchanges during the month of September 2004. Delisting from the Frankfurt Stock Exchange is scheduled to be completed by the end of March 2005, and delisting from Euronext Amsterdam is scheduled to be completed by the end of November 2004.

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel.: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129

[Translation]

September 3, 2004

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held on September 2, 2004 in regard to interim dividend for the 54th period (from February 1, 2004 through January 31, 2005).

In accordance with Article 29 of The Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register or the last beneficial shareholders' register as of July 31, 2004.

1. Interim Dividend Rate:	¥9 per share
2. Date when claim is effective and payment is started :	September 30, 2004

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 29, 2004.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 3, 2004

By: /s/ K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department